                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                                Amendment No. 12

                            PRECISION SYSTEMS, INC.
                            -----------------------
                                (Name of Issuer)

                         Common Stock ($.01 par value)
                         -----------------------------
                         (Title of Class of Securities)

                                  740329-10-7
                                  -----------
                                 (CUSIP Number)

                           Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                          Washington, D.C.  20006-4078
                                 (202) 452-7000
                                 --------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 16, 1999
                               -----------------
                         (Date of Event which Requires
                           Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                               Page 1 of 7 Pages

CUSIP No. 740329-10-7
--------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     RMS Limited
       Partnership            Crystal Diamond, Inc.     Roy M. Speer
     88-0224372               88-0223159                ###-##-####
--------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) [x]
     of a Group  (See Instructions)                         (b) [ ]
--------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------
(4)  Source of Funds
                                                   PF
--------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               [ ]
     is Required Pursuant to Items 2(d) or 2(e)
     N/A
--------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States
--------------------------------------------------------------------
Number of Shares               (7)  Sole Voting Power
Beneficially Owned                            0
by Each Reporting              -------------------------------------
Person With                    (8)  Shared Voting Power
                                    3,634,432 by each person
                               -------------------------------------
                               (9)  Sole Dispositive Power
                                              0
                               -------------------------------------
                               (10) Shared Dispositive Power
                                    3,634,432 by each person
--------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     RMS Limited Partnership -- 3,634,432 shares
     Crystal Diamond, Inc. -- 3,634,432 shares
     Roy M. Speer -- 3,634,432 shares
--------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)              [x]
     Excludes Certain Shares
--------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     RMS Limited Partnership -- 19.84%
     Crystal Diamond, Inc. -- 19.84%
     Roy M. Speer -- 19.84%
--------------------------------------------------------------------
(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN






                               Page 2 of 7 Pages

Securities and Exchange Commission
Washington, D.C.
Schedule 13D
----------------------------------
         RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as filed on July 31, 1992 and as amended by that Amendment No. 1 to the Schedule 13D dated December 17, 1993, by that Amendment No. 2 to the
Schedule 13D dated January 5, 1995, by that Amendment No. 3 to the Schedule 13D dated April 5, 1995, by that Amendment No. 4 to the Schedule 13D dated June 10, 1996 and by that Amendment No. 5 to the Schedule 13D dated June 27, 1996 and by that Amendment No. 6 to the Schedule 13D dated April 7, 1997 and by that Amendment No. 7 to the Schedule 13D dated September 30, 1997 and by that Amendment No. 8 to the Schedule 13D dated March 4, 1998 and by that Amendment No. 9 to the Schedule 13D dated April 22, 1998 and by that Amendment No. 10 to the Schedule 13D dated August 31, 1998 and by that Amendment No. 11 to the
Schedule 13D dated October 27, 1998 (as amended the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Precision Systems, Inc., a Delaware corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is amended by adding the following to the disclosure contained therein:

         On February 16, 1999, Speer terminated the Contribution and Share Exchange Agreement (the "Contribution Agreement"), and RMS terminated the Real Estate Agreement and Recapitalization Plan (the "PSI Agreements").

ITEM 4. PURPOSE OF TRANSACTION

         Item 4(a) of the Schedule 13D is amended by adding the following to the disclosure contained therein:

         On February 16, 1999, Speer terminated the Contribution Agreement, and RMS terminated the Real Estate Agreement and Recapitalization Plan.

         On February 16, 1999, following termination of the PSI Agreements, Speer Communications Holdings Limited Partnership, Speer Virtual Media Limited Partnership, Speer World Wide Digital Limited Partnership, Speer Productions Limited Partnership, Professional Video Services Corporation, Enhanced Services of Nevada, Inc. and RMS Limited Partnership (collectively referred to as the "Speer Entities") entered into an asset purchase agreement ("Asset Purchase Agreement") with Anschutz Digital Media, Inc., a Colorado corporation ("Anschutz"). Pursuant to the Asset Purchase Agreement, a copy of which is attached hereto as Exhibit F, Anschutz agreed to purchase from Speer (subject to the satisfaction of certain conditions for consummating such purchase) substantially all of the assets of the Speer Entities, including those described in the Contribution Agreement (the "Assets").

         In addition, Anschutz agreed, subject to the limitation described below, to purchase the following:

         (a)      2,415,945 shares of Common Stock held by RMS;

         (b)      10,000 shares of Series A Preferred Stock held by RMS;




                               Page 3 of 7 Pages

         (c)      1,500 shares of Series B Preferred Stock held by RMS;

         (d) warrants held by RMS representing the right to purchase up to 425,000 shares of Common Stock in the aggregate;

         (e) promissory notes held by RMS and issued by PSI in the aggregate principal amount of $2,000,000 plus all accrued and unpaid interest thereon; and

         (f) a line of credit extended to PSI by Speer Communications for up to $5,000,000.

                  ((a) - (f) are collectively described as the "PSI
                  Interests")

         Under the Asset Purchase Agreement, Anschutz agreed to make an offer to PSI to enter into an agreement on substantially similar terms as set forth in the Contribution Agreement, the Real Estate Agreement, and the Recapitalization Plan (any transaction contemplated by such agreement, the "Anschutz/PSI Transaction"). The Asset Purchase Agreement provides that if the board of directors of PSI (the "PSI Board") approves of the Anschutz/PSI Transaction prior to the closing of the Asset Purchase Agreement, the PSI Interests will be deemed to be Assets and will be transferred pursuant to the Asset Purchase Agreement to Anschutz by RMS and Speer Communications. Upon consummation of the Anshutz/PSI Transaction, RMS, Crystal Diamond, Inc., and Roy M. Speer would have no beneficial interest in PSI. If, however, the PSI Board does not approve the Anschutz/PSI Transaction, the Assets transferred pursuant to the Asset Purchase Agreement will be deemed not to include the PSI Interests, the PSI Interests will not be transferred pursuant to the Asset Purchase Agreement and RMS and Speer will continue to hold the PSI Interests.

         The consummation of the transactions contemplated by the Asset Purchase Agreement are subject to certain customary conditions precedent including approval from various federal and state regulatory agencies including, but not limited to, approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

         Item 4(d) of the Schedule 13D is amended by adding the following to the disclosure contained therein:

         On February 16, 1999, Speer terminated the Contribution Agreement, and RMS terminated the Real Estate Agreement and Recapitalization Plan.



                               Page 4 of 7 Pages

         Item 4(e) of the Schedule 13D is amended by adding the following to the disclosure contained therein:

         On February 16, 1999, Speer terminated the Contribution Agreement, and RMS terminated the Real Estate Agreement and Recapitalization Plan.

         Other than described in this Item 4, neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has any present plans or proposals which relate to or would result in (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(3) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries, (4) any material change in the capitalization or dividend policy of the Company, (5) any other material change in the Company's business or corporate structure, (6) changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (7) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association, (8) a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Act, or (9) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, RMS, Crystal Diamond and Mr. Speer reserve the right to purchase additional securities of the Company, dispose of all or a portion of their holdings of securities of the Company, amend the terms of the transactions described in the Asset Purchase Agreement, or change their intentions with respect to any of the matters referred to in this Item 4.



                               Page 5 of 7 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is amended by adding the following to the disclosure contained therein:

         On February 16, 1999, Speer terminated the Contribution Agreement, and RMS terminated the Real Estate Agreement and Recapitalization Plan.

         As discussed more fully in Item 4 of the Schedule 13D, the consummation of the transactions contemplated by the Asset Purchase Agreement and the approval of the Anschutz/PSI Transaction by the PSI Board would result in the transfer of the PSI Interests from RMS and Speer Communications to Anschutz. Upon consummation of the Anshutz/PSI Transaction, RMS, Crystal Diamond, Inc., and Roy M. Speer would have no beneficial ownership in PSI.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is amended by adding the following to the disclosure contained therein:

         On February 16, 1999, Speer terminated the Contribution Agreement, and RMS terminated the Real Estate Agreement and Recapitalization Plan.

         The material terms of the Asset Purchase Agreement are described in
Item 4 above and are hereby qualified in their entirety by the Asset Purchase Agreement itself, a copy of which is attached as Exhibit F and which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - D     Incorporated by reference from Amendment No.
                           10 to the Schedule 13D dated August 31, 1998.

         Exhibit E         Incorporated by reference from Amendment No. 11 to
                           the Schedule 13D dated October 27, 1998.

         Exhibit F         Asset Purchase Agreement dated as of February 16,
                           1999.




                               Page 6 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 1999


                                              /s/ Roy M. Speer
                                              ---------------------------
                                              Roy M. Speer


                                              RMS LIMITED PARTNERSHIP,
                                              a Nevada limited partnership


                                              /s/ C. Thomas Burton, Jr.
                                              ---------------------------
                                              C. Thomas Burton, Jr.
                                              President
                                              of Crystal Diamond, Inc.,
                                              the General Partner of
                                              RMS Limited Partnership


                                              CRYSTAL DIAMOND, INC.,
                                              a Nevada corporation


                                              /s/ C. Thomas Burton, Jr.
                                              ---------------------------
                                              C. Thomas Burton, Jr.
                                              President





                               Page 7 of 7 Pages